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                                                                      Exhibit 18


                       RULE 18f-3(d) MULTIPLE CLASS PLAN
                       HILLIARD LYONS GROWTH FUND, INC.


Introduction

     This plan (the "Plan") is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the "1940 Act"). Shares of the Hilliard Lyons Growth Fund are distributed pursuant to a system (the "Multiple Class System") in which each class of shares (a "Class") of the Fund represents a pro rata interest in the same portfolio of investments of the Fund and differs only to the extent outlined below.

I.   Distribution Arrangements and Service Fees

     One or more Classes of shares of the Fund are offered for purchase by investors with the following sales load structure. In addition, pursuant to Rule 12b-1 under the 1940 Act (the "Rule"), the Fund has adopted a plan (the "Distribution Plan") under which shares of the Classes are subject to the services and distribution fees described below.

     1.   Class A Shares

          Class A shares are offered with a front-end sales load and under the Distribution Plan are subject to a service fee of up to 0.25% of average daily net assets. In addition, the Fund is permitted to assess a contingent deferred sales charge ("CDSC") on certain redemptions of Class A shares sold pursuant to a complete waiver of front-end sales loads applicable to large purchases, if the shares are redeemed with one year of the date of purchase. This waiver applies to sale of Class A shares where the amount of purchase is equal to or exceeds $1,000,000 although this amount may be changed in the future.

     2.   Class B Shares


          Class B shares are offered without a front-end sales load, but are subject to a five-year declining CDSC and under the Distribution Plan are subject to a service fee at an annual rate of up to 0.25% of average daily net assets and a distribution fee at an annual rate of up to 0.75% of average daily net assets.

     3.   Additional Classes of Shares

          The Board of Directors of the Fund has the authority to create additional classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.


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II.  Expense Allocations

     Under the Multiple Class System, all expenses incurred by the Fund are allocated among the various Classes of shares based on the net assets of the Fund attributable to each Class, except that each Class's net assets value and expenses reflect the expenses associated with that Class under the Fund's Distribution Plan, including any costs associated with obtaining shareholder approval of the Distribution Plan (or an amendment thereto) and any expenses specific to that Class. Such expenses are limited to the following:

     (i) transfer agency fees as identified by the transfer agent as being attributable to a specific Class;

     (ii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders;

     (iii)  Blue Sky registration fees incurred by a Class of shares;

     (iv) Securities and Exchange Commission registration fees incurred by a Class of shares;

     (v) the expense of administrative personnel and services as required to support the shareholders of a specific Class;

     (vi) litigation or other legal expenses relating solely to one Class of shares; and

     (vii) fees of members of the governing boards of the funds incurred as a result of issues relating to one Class of shares.

     Pursuant to the Multiple Class System, expenses of the Fund allocated to a particular Class of shares of the Fund are borne on a pro rata basis by each outstanding share of that Class.


III. Conversion Rights of Class B Shares

     All Class B shares of the Fund will automatically convert to Class A shares after a holding period of seven years. Upon the expiration of the holding period, Class B shares (except those purchases through the reinvestment of dividends and other distributions paid in respect of Class B shares) will automatically convert to Class A shares of the Fund at the relative net asset value of the Class, and will, as a result, thereafter be subject to the lower fee under the Distribution Plan. For purposes of calculating the holding period required for conversion, newly created Class B shares issued after the date of implementation of the Multiple Class System are deemed to have been issued on
(i) the date on which the issuance of the Class B shares occurred or (ii) for Class B shares obtained through an exchange, or a series of exchanges, the date on which the issuance of the original Class B shares occurred.

     Shares purchased through the reinvestment of dividends and other distribution paid in respect of Class B shares are also Class B shares. However, for purposes of conversion to Class A, all Class B shares in shareholder's Fund account that were purchased through the reinvestment of dividends

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and other distributions paid in respect of Class B shares (and that have not converted to Class A shares as provided in the following sentence) are considered to be held in a separate sub-account. Each time any Class B shares in the shareholder's Fund account (other than those in the sub-account referred to in the preceding sentence) convert to Class A, a pro rata portion of the Class B shares then in the sub-account also converts to Class A. The portion is determined by the ratio that the shareholder's Class B shares converting to Class A bears to the shareholder's total Class B shares not acquired through dividends and distributions.

     The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling of the Internal Revenue Service that payment of different dividends on Class A and Class B shares does not result in the Fund's dividends or distributions constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"). In the event that conversion of Class B shares does not occur, Class B shares would continue to be subject to the distribution fee and any incrementally higher transfer agency costs attending the Class B shares for an indefinite period.

     IN WITNESS WHEREOF, the Fund has executed the Plan as of February __,
1998.


                                       HILLIARD LYONS GROWTH FUND, INC.



                                       By:
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